SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

(Amendment No. 5)

G III Apparel Group, Ltd.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

362-37H-101

(CUSIP Number of Class of Securities)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

(Page 1 of 11 Pages)

CUSIP NO. 362-37H-101		Page 2 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Wynnefield Partners Small Cap Value, L.P. 13-3688497

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		143,660 Shares
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
143,660 Shares
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
143,660 Shares

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
1.8% of Common Stock

12)		Type of Reporting Person (See Instructions) PN

(Page 2 of 11 Pages)

CUSIP NO. 362-37H-101		Page 3 of 11

1)		Name and I.R.S. Identification No. of Reporting Person (entities only)
Wynnefield Partners Small Cap Value, L.P. I 13-3953291

2)		Check the Appropriate Box If a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3)		SEC USE ONLY

4)		Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		185,697 Shares
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power:
185,697 Shares
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned by Each Reporting Person:
185,697 Shares

10)		Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
2.3% of Common Stock

12)		Type of Reporting Person: PN

(Page 3 of 11 Pages)

CUSIP NO. 362-37H-101		Page 4 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		164,900 Shares
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
164,900 Shares
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
164,900 Shares

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
2.0% of Common Stock

12)		Type of Reporting Person (See Instructions) CO

(Page 4 of 11 Pages)

CUSIP NO. 362-37H-101		Page 5 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Channel Partnership II, L.P. 22-3215653

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: New York

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		9,100 Shares
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
9,100 Shares
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
9,100 Shares

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
0.1% of Common Stock

12)		Type of Reporting Person (See Instructions) PN

(Page 5 of 11 Pages)

CUSIP NO. 362-37H-101		Page 6 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Wynnefield Capital Management, LLC 13-4018186

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: New York

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		329,357 Shares(1)
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
329,357 Shares(1)
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
329,357 Shares(1)

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
4.0% of Common Stock(1)

12)		Type of Reporting Person OO (Limited Liability Company)

(1)Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(Page 6 of 11 Pages)

CUSIP NO. 362-37H-101		Page 7 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Wynnefield Capital, Inc. (No IRS Identification No.)

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		164,900 Shares(1)
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
164,900 Shares(1)
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
164,900 Shares(1)

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
2.0% of Common Stock(1)

12)		Type of Reporting Person (See Instructions) CO

(1)	Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

(Page 7 of 11 Pages)

CUSIP NO. 362-37H-101		Page 8 of 11

1)		Name And I.R.S. Identification No. Of Reporting Person
Nelson Obus

2)		Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)		SEC Use Only

4)		Citizenship Or Place Of Organization: United States of America

NUMBER OF SHARES	5)	Sole Voting Power:
BENEFICIALLY OWNED		9,100 Shares(1)
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH	7)	Sole Dispositive Power
9,100 Shares(1)
	8)	Shared Dispositive Power

9)		Aggregate Amount Beneficially Owned By Each Reporting Person :
9,100 Shares(1)

10)		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)		Percent of Class Represented by Amount in Row (9):
0.1% of Common Stock(1)

12)		Type of Reporting Person: IN

(1)	Nelson Obus, as general partner of Channel Partnership II, L.P., holds an indirect beneficial interest in these shares which are directly beneficially owned by Channel Partnership II, L.P.

(Page 8 of 11 Pages)

ITEM 1(a).	Name of Issuer:
G-III Apparel Group, Ltd.

ITEM 1(b).	Address of Issuer's Principal Executive Offices:
512 Seventh Avenue, New York, New York 10018

ITEM 2(a).	Names of Persons Filing:
Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")

Channel Partnership II, L.P. ("Channel")

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Nelson Obus (“Obus”)

ITEM 2(b).	Address of Principal Business Office Or, If None, Residence:
450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).	Citizenship:
Partners and Partners I are Delaware Limited Partnerships

Fund and WCI are Cayman Islands Companies

WCM is a New York Limited Liability Company

Channel is a New York Limited Partnership

Obus is a citizen of the United States of America
ITEM 2(d).	Title of Class of Securities:
Common Stock, $.01 Par Value Per Share

ITEM 2(e).	CUSIP Number: 362-37H-101

(Page 9 of 11 Pages)

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:
None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).
ITEM 4.	Ownership:
(a) Amount beneficially owned by all reporting persons: 503,357 Shares
(b) Percent of class: 6.2% of Common Stock
(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:
503,357 Shares
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition:
503,357 Shares
(iv) shared power to dispose or to direct the disposition

ITEM 5.	Ownership of five percent or less of a class. Not applicable.
ITEM 6.	Ownership of more than five percent on behalf of another person.
Not applicable.
ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company. Not applicable.
ITEM 8.	Identification and classification of members of the group.

None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934. The persons filing this schedule are identified in Item 2 hereof.

ITEM 9.	Notice of dissolution of group. Not applicable.

(Page 10 of 11 Pages)

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated:	February 13, 2006
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
By: Wynnefield Capital Management, LLC,
General Partner

By: /s/Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
		By:	Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD
		By:	Wynnefield Capital, Inc.

By: /s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

		By:	/s/ Nelson Obus
Nelson Obus, General Partner
/s/ Nelson Obus
Nelson Obus, Individually

WYNNEFIELD CAPITAL MANAGEMENT, LLC
		By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD CAPITAL, INC
		By:	/s/ Nelson Obus
Nelson Obus, President

(Page 11 of 11 Pages)